Contact

www.linkedin.com/in/ann-e-whittaker (LinkedIn)

Top Skills

Start-ups
Employee Relations
Talent Acquisition

Ann Whittaker

Ann Whittaker Advising
Boston, Massachusetts, United States

Summary

Builder. Mentor & Coach. Board Member.

Skilled at growing early to mid-stage companies and effective teams. Discerning, strategic people leader and executive advisor, delivering on promises with focused, high energy and compassion.

Experience

Ann Whittaker Advising

Team Development & Corporate Strategy
May 2020 - Present (2 years 4 months)
Boston, Massachusetts, United States

Vicarious Surgical Inc.

Head of People & Culture
April 2019 - May 2020 (1 year 2 months)
Greater Boston Area

Humatics

SVP, People & Culture
April 2018 - November 2018 (8 months)
Cambridge, MA

Rethink Robotics

co-Founder & VP, People & Culture
September 2008 - March 2018 (9 years 7 months)
Boston, MA

Education

Babson College

MBA

American University

BA, International Relations